SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 --------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                               (Amendment No. __)*



                                    Too, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  890333-10-7
                         ------------------------------
                                 (CUSIP Number)



                                 April 19, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


           Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                     [ ] Rule 13d-1(b)

                     [X] Rule 13d-1(c)

                     [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of __ Pages


NY2:\1036951\03\M84703!.DOC\80808.0004

----------------------------------------------------                                           -----------------------------
               CUSIP No. 890333-10-7                                        13G                   Page 2 of __ Pages
----------------------------------------------------                                           -----------------------------
---------------- -----------------------------------------------------------------------------------------------------------
       1         NAMES OF REPORTING PERSONS
                 I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                     Leslie H. Wexner

---------------- -----------------------------------------------------------------------------------------------------------
       2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                      (a)    [ ]
                                                                                                       (b)    [X]
---------------- -----------------------------------------------------------------------------------------------------------
       3         SEC USE ONLY
---------------- -----------------------------------------------------------------------------------------------------------
       4         CITIZENSHIP OR PLACE OF ORGANIZATION

                     United States
-------------------------------- ------------- -----------------------------------------------------------------------------
                                      5        SOLE VOTING POWER

                                                   2,836,980
           NUMBER OF
            SHARES
         BENEFICIALLY
           OWNED BY
             EACH
           REPORTING
            PERSON
             WITH
-------------------------------- ------------- -----------------------------------------------------------------------------
                                      6        SHARED VOTING POWER

                                                   -0-
-------------------------------- ------------- -----------------------------------------------------------------------------
                                      7        SOLE DISPOSITIVE POWER

                                                   2,914,061
-------------------------------- ------------- -----------------------------------------------------------------------------
                                      8        SHARED DISPOSITIVE POWER

                                                   -0-
---------------- -----------------------------------------------------------------------------------------------------------
       9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     2,914,061
---------------- -----------------------------------------------------------------------------------------------------------
      10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                                                                    [X]
---------------- -----------------------------------------------------------------------------------------------------------
      11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                     9.4%
---------------- -----------------------------------------------------------------------------------------------------------
      12         TYPE OF REPORTING PERSON

                     IN
---------------- -----------------------------------------------------------------------------------------------------------





                               Page 2 of __ Pages

----------------------------------------------------                                           -----------------------------
               CUSIP No. 890333-10-7                                        13G                   Page 3 of __ Pages
----------------------------------------------------                                           -----------------------------

---------------- -----------------------------------------------------------------------------------------------------------
       1         NAMES OF REPORTING PERSONS
                 I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                     The Wexner Children's Trust

---------------- -----------------------------------------------------------------------------------------------------------
       2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                      (a)    [ ]
                                                                                                       (b)    [X]
---------------- -----------------------------------------------------------------------------------------------------------
       3         SEC USE ONLY
---------------- -----------------------------------------------------------------------------------------------------------
       4         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Ohio
-------------------------------- ------------- -----------------------------------------------------------------------------
                                      5        SOLE VOTING POWER

                                                   130,075
           NUMBER OF
            SHARES
         BENEFICIALLY
           OWNED BY
             EACH
           REPORTING
            PERSON
             WITH
-------------------------------- ------------- -----------------------------------------------------------------------------
                                      6        SHARED VOTING POWER

                                                   -0-
-------------------------------- ------------- -----------------------------------------------------------------------------
                                      7        SOLE DISPOSITIVE POWER

                                                   130,075
-------------------------------- ------------- -----------------------------------------------------------------------------
                                      8        SHARED DISPOSITIVE POWER

                                                   -0-
---------------- -----------------------------------------------------------------------------------------------------------
       9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     130,075
---------------- -----------------------------------------------------------------------------------------------------------
      10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                                                                   [ ]
---------------- -----------------------------------------------------------------------------------------------------------
      11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                     0.4%
---------------- -----------------------------------------------------------------------------------------------------------
      12         TYPE OF REPORTING PERSON

                     OO
---------------- -----------------------------------------------------------------------------------------------------------


                               Page 3 of __ Pages

EXPLANATORY NOTE: The Reporting Persons (as defined below) previously had been filing statements under Regulation 13D-G with respect to the Company (as defined below) on Schedule 13D.

ITEM 1(A).  NAME OF ISSUER:

           Too, Inc., a Delaware corporation (the "Company")

ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

           3885 Morse Road, Columbus, Ohio  43219

ITEM 2(A).  NAME OF PERSON FILING:

           This statement is being filed by Leslie H. Wexner ("Leslie Wexner" or "Mr. Wexner"), for and on behalf of himself and The Wexner Children's Trust (collectively, the "Reporting Persons").

           An agreement among the Reporting Persons that this statement be filed on behalf of each of them is attached hereto as Exhibit 1.

ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

           The principal business office address of Mr. Wexner is The Limited, Inc., Three Limited Parkway, Columbus, Ohio 43216. The principal business office address of The Wexner Children's Trust is c/o Leslie H. Wexner, Trustee, The Limited, Inc., Three Limited Parkway, Columbus, Ohio 43216.

ITEM 2(C).  CITIZENSHIP:

           Mr. Wexner is a citizen of the United States of America. The Wexner Children's Trust is a trust organized under the law of the State of Ohio.

ITEM 2(D).  TITLE AND CLASS OF SECURITIES:

           Common stock, par value $0.01 per share, of the Company (the "Common Stock")

ITEM 2(E).  CUSIP NUMBER:

           890333-10-7

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B) OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

           (a)   [  ]    Broker or dealer registered under Section 15 of the
                         Exchange Act

           (b)   [  ]    Bank as defined in Section 3(a)(6) of the Exchange Act

           (c)   [  ]    Insurance company as defined in Section 3(a)(19) of
                         the Exchange Act

           (d)   [  ]    Investment company registered under Section 8 of the
                         Investment Company Act

           (e)   [  ]    An investment adviser in accordance with Rule
                         13d-1(b)(1)(ii)(E)

           (f)   [  ]    An employee benefit plan or endowment fund in
                         accordance with Rule 13d-1(b)(1)(ii)(F)

           (g)   [  ]    A parent holding company or control person in
                         accordance with Rule 13d-1(b)(1)(ii)(G)



                               Page 4 of __ Pages

           (h)   [  ]    A savings association as defined in Section 3(b) of
                         the Federal Deposit Insurance Act

           (i)   [  ]    A church plan that is excluded from the definition of
                         an investment company under Section 3(c)(14) of the Investment Company Act

           (j)   [  ]    Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

           If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

ITEM 4.  OWNERSHIP.

           (a)-(b) The responses of the Reporting Persons to Rows (9) and (11) of the cover pages of this Schedule 13G are incorporated herein by reference. As of April 23, 2001, the Reporting Persons beneficially owned the number shares of the Common Stock listed below, representing approximately the percentage of the outstanding shares of Common Stock set forth opposite such number (the outstanding shares of Common Stock, 30,842,115, being based on the number of shares outstanding as of the close of business on March 30, 2001, as reported in the Company's Proxy Statement, dated April 9, 2001, for its 2001 Annual Meeting of Shareholders):

                                                                 Percent
         Person                     Number of Shares             of Class
         ------                     ----------------             --------

Leslie H. Wexner                      2,914,061 (1)(2)              9.4%
The Wexner Children's Trust             130,075 (2)                 0.4%


------------------------------


1. Includes 77,081 shares held in The Limited, Inc. Savings and Retirement Plan for Mr. Wexner's account (as of March 31, 2001) over which he exercises dispositive but not voting control. Excludes 125 shares held directly by Abigail S. Wexner, Mr. Wexner's wife, and 28,572 shares held in a trust of which Mrs. Wexner is a beneficiary, as to which Mr. Wexner disclaims beneficial ownership.

2. Power to vote or direct the disposition of the 130,075 shares held by Leslie H. Wexner as the sole trustee of The Wexner Children's Trust.

           (c) The responses of the Reporting Persons to Rows (5) through (8) of the cover pages of this statement on Schedule 13G are incorporated herein by reference.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

           Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

           Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

           Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

           Not applicable.


                               Page 5 of __ Pages

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

           Not applicable.

ITEM 10. CERTIFICATION.

           (a)   Not applicable.

           (b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.












                               Page 6 of __ Pages

                                   SIGNATURES

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 23, 2001

                                     Leslie H. Wexner
                                     ------------------------------------------
                                     Leslie H. Wexner



                                     THE WEXNER CHILDREN'S TRUST

                                     By: Leslie H. Wexner
                                         --------------------------------------
                                         Leslie H. Wexner, Trustee









                               Page 7 of __ Pages

                                  EXHIBIT INDEX

         Exhibit No.                            Description
         -----------                            -----------

              1 Joint Filing Agreement by and among Leslie H. Wexner and The Wexner Children's Trust, dated April 23, 2001













                               Page 8 of __ Pages